SULTAN MINERALS INC. SUL-TSX VENTURE
1400 – 570 Granville Street
Vancouver, BC Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll free: 1-888-267-1400 Email: Investor@langmining.com

May 7, 2004

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. U.S.A. 20549

Dear Sirs/Mesdames:

Re: **Sultan Minerals Inc.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-4741

Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

SULTAN MINERALS INC.

Shannon Ross

Shannon M. Ross,
Corporate Secretary

dw 5/17

Enclosures

United States Sec Filing
May 7, 2004

Sultan Minerals Inc.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents *Required to be Made Public* pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Releases

1. Sultan Minerals Options Two Silver & Gold Properties Near the Arequipa Area, Peru – dated April 6, 2004
2. Sultan Minerals Receives Exchange Acceptance on Two Silver & Gold properties Near Arequipa Area, Peru – dated April 22, 2004

Correspondence with Securities Commission(s)

3. Notice of Meeting and Record Date – dated April 19, 2004

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com / www.langmining.com

April 6, 2004

Ticker Symbol: **SUL**-TSX Venture
SEC 12g3-2(b): 82-4741

SULTAN MINERALS OPTIONS TWO SILVER & GOLD PROPERTIES NEAR THE AREQUIPA AREA, PERU

Sultan Minerals Inc. ("Sultan") is pleased to announce that it has entered into an option agreement (the "Agreement") with a Peruvian partnership (the "Optionor") to acquire a 100% interest in the Coripampa 1 Silver Property consisting of four mineral concessions (600 hectares) located in zone 18 of Huaynacotas District, La Unión Province of the Arequipa Department and the Coripampa 2 Gold & Silver Property consisting of 6 mineral concessions (700 hectares) located in zone 18 of Districts Pampamarca/Coronel Castañeda, of the provinces of LaUnion/Parinacochas at the Arequipa/Ayacucho Departments in the Republic of Peru. The Agreement is subject to regulatory approval.

The Coripampa 1 Silver Property is a new epithermal silver discovery in an established precious metal mining camp where workings date to pre-Columbian times. A 1 km long zone of altered and silicified rock on the property shows significant enrichment in silver, gold, lead and zinc with several outcrop samples carrying greater than 1.0 oz/ton silver. The highest assay obtained from preliminary prospecting gave 171.4 g/t (5.0 oz/t) silver.

The Coripampa 2 Gold & Silver Property is a new epithermal gold and silver discovery located 20 km west of the Coripampa 1 Silver Property. The property is a new, low sulfidation, epithermal gold discovery in an established precious metal mining camp. One current gold producer, one former producer, four significant showings and numerous historic pre-Columbian workings occur within 20 km of the property. Alteration and silicification occur over a 1.5 km by 1 km rhyolitic dome complex. Within the alteration zone gold and silver values show significant enrichment with peak values of 12.05 g/t gold and 10.7 g/t silver.

Sultan Minerals is planning a program of geological mapping and sampling to define targets for possible drill testing on both the Coripampa 1 Silver Property and Coripampa 2 Gold & Silver Property.

Under the terms of the Agreement Sultan has agreed to make total cash payments of US$265,000 and issue 850,000 common shares to the Optionor over a 54 month period following receipt of regulatory approval of the Agreement. During the first year of the Agreement, Sultan will make cash and share payments to the Optionor consisting of US$20,000 and 100,000 common shares, respectively.

Upon completion of the 54 month cash and share payments noted above, Sultan will have earned an exclusive right and option to a 100% interest in the Property, subject only to the following royalties and share issuance payable to the Optionor, of 3.0% net smelter returns ("NSR") and 300,000 common shares. The issue of this additional 300,000 common shares is subject to receipt by Sultan of a positive feasibility study or upon commencement of commercial production, whichever occurs first. Sultan will have the right to purchase 50% of the NSR from the Optionor for US$1,800,000 at any time up to 120 days after the commencement of commercial production.

Subject to regulatory approval, Sultan will issue a finder's fee of 15,000 common shares (the "Finder's Shares") to an arms-length finder in connection with this transaction. Both Finder's Shares and common shares issued pursuant to the Agreement will have a four-month hold period expiring four months from the date of each issuance.

For further information on the Company's projects, visit the Company's website at www.sultanminerals.com

Arthur G. Troup, P.Eng.
President

For further information please contact:
Investor Relations at the Lang Mining Group
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll Free: 1-888-267-1400 Email: Investor@langmining.com

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com / www.langmining.com

April 22, 2004

Ticker Symbol: **SUL**-TSX Venture Exchange
SEC 12g3-2(b): 82-4741

SULTAN MINERALS RECEIVES EXCHANGE ACCEPTANCE ON TWO SILVER & GOLD PROPERTIES NEAR AREQUIPA AREA, PERU

Sultan Minerals Inc. (the "Company") is pleased to announce that the TSX Venture Exchange has accepted an option agreement dated March 26, 2004 (the "Agreement"), between the Company and Sociedad Minera De Responsabilidad Limitada Coripampa (Insiders: Victor Kong Kong and Benjamin Mormontoy Zubeleta, the "Optionor") whereby the Company may acquire a 100% interest in the **Coripampa 1** and **Coripampa 2** silver and gold properties in Peru. The Coripampa 1 Silver Property consists of four mineral concessions (600 hectares) located in zone 18 of Huaynacotas District, La Unión Province of the Arequipa Department. The Coripampa 2 Gold & Silver Property consists of 6 mineral concessions (700 hectares) located in zone 18 of Districts Pampamarca/Coronel Castañeda, of the provinces of La Union/Parinacochas at the Arequipa/Ayacucho Departments in the Republic of Peru

Under the terms of the Agreement, the Company is to make total cash payments of US$265,000 and issue 850,000 common shares to the Optionor over a 54 month period following regulatory approval. During the first year of the Agreement, the Company will make cash and share payments to the Optionor consisting of an initial US$5,000, US$15,000 in six months and 100,000 common shares in six months, respectively.

The Optionor will retain a 3% net smelter return royalty but the Company will have the right to purchase 50% of the NSR from the Optionor for US$1,800,000 at any time up to and including 120 days after the commencement of commercial production. A finder's fee of 15,000 shares (the "Finder's Shares") is payable to Victor Juy, an arms-length finder in connection with this transaction. Both Finder's Shares and common shares issued pursuant to the Agreement will have a four-month hold period expiring four months from the date of each issuance.

The Company's geological consultant, and "Qualified Person" for the purposes of National Instrument 43-101, Henry M. Meixner, P. Geo., examined and sampled the properties in December 2003. Mr. Meixner recommended that the properties be acquired by the Company.

The 2 km x 3 km **Coripampa 1** silver-base metal property appears to be a low sulphidation epithermal Ag, Zn, Pb prospect that contains associated gold values. Three northwesterly-aligned hills, that are interpreted as sub-volvanic domes of rhyodacite

contain outcrops of mineralized quartz-vein stockworks and hydrothermal breccias that have yielded moderately elevated values of Au, Ag, Pb, Zn, As and Hg in preliminary sampling over a distance of 2 kilometres. Selected samples of silicified dacite breccia and hematitic quartz vein stockworks and siliceous sinter that contain galena, chalcopyrite and sphalerite have yielded 10 ppb to 64 ppb Au; 0.1 ppm to 171 ppm Ag; up to 277 ppm Cu; up to 1.65% Pb; and, up to 0.37% Zn. Elevated values of Mo, As, Bi, Sb and Hg are also present in a porphyritic andesite intrusive that is propylitically altered and silicified. No mapping has yet been done over this new discovery.

The 1.5 km x 1.0 km **Coripampa 2** gold-silver property is a low sulphidation epithermal Au-Ag prospect that is centered on a rhyolitic flow and dome complex within argillic altered porphyritic andesite flows of the tertiary "Puquio-Condorama" volcanic arc. Outcrop exposures of chalcedony and a variety of brecciated and silicified quartz veins and stockworks contain elevated gold and silver values in the range of 0.1 to 1.5 ppm Au and 1 ppm to 3.5 ppm Ag. One sample of brecciated vein material with vuggy banded quartz gave a high value of 12.05 ppm Au and 20.7 ppm Ag.

Both properties are new epithermal silver and gold discoveries in an established precious metal mining camp where workings date to pre-Columbian times. They are hosted within a Neogene volcanic Belt of andesitic rocks that host similar nearby epithermal mineral occurrences such as the Selene Mine (500,000 oz Au), Luicho Mine (500,000 oz Au), Arcata Mine (Ag-Au), Pallancata prospect (Ag-Au), and Andromeda Mine (Ag-Au).

The Company is planning to carry out an initial phase of exploration consisting of geological mapping, trenching and geochemical soil and rock sampling. This work is expected to define targets for early diamond drill testing.

For further information on the Company's projects, visit www.sultanminerals.com

Arthur G. Troup, P.Eng., Geol
President

For further information please contact:
Investor Relations at the Lang Mining Group
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll Free: 1-888-267-1400 Email: Investor@langmining.com

Computershare

Computershare Trust Company of Canada
510 Burrard Street, Vancouver, BC V6C 3B9
Tel: 604.661.9400
Fax: 604.661.9401

April 19, 2004

To: All Applicable Commissions & Stock Exchanges

Dear Sirs:

Subject: Sultan Minerals Inc.

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type	: Annual General
2.	Class of Securities Entitled to Receive Notice	: Common
3.	Class of Securities Entitled to Vote	: Common
4.	CUSIP Number	: 86556L100
5.	Record Date for Notice	: May 13, 2004
6.	Record Date for Voting	: May 13, 2004
7.	Beneficial Ownership Determination Date	: May 13, 2004
8.	Meeting Date	: June 17, 2004
9.	Meeting Location	: Vancouver
10.	Business	: Routine

Yours Truly

COMPUTERSHARE TRUST COMPANY OF CANADA

"Mariano Banting"
Assistant Account Manager
Stock Transfer Dept., Client Services
Tel: 604.661.9479
Fax: 604.661.9401